AMERIPRINT INTERNATIONAL LTD.
475 Howe Street
Suite 1030
Vancouver, British Columbia
Canada V6C 2B3

August 5, 2004

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Ameriprint International Ltd.
SEC File No. 333-116169
Form S-B/A

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Ameriprint International Ltd. (the "Company") hereby requests that its Amendment to its Form SB-2 Registration Statement filed with the SEC on August 3, 2004, be withdrawn.

The Amendment is being withdrawn for the reason that it was incorrectly coded on EDGAR as a Form S-B/A rather than SB-2/A.

The Company confirms that no securities have been issued or sold pursuant to the Amendment.

Yours truly,

AMERIPRINT INTERNATIONAL LTD.

BY:	/s/ Kevin Moe
Kevin Moe, President and Principal Executive Officer

KM:jb

cc: Conrad C. Lysiak